Exhibit 99.5

THIRD AMENDMENT TO THE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

(Restated 2014)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Savings and Investment Plan (Restated 2014), as amended (the “Plan”);

WHEREAS, the Company wishes to amend the Plan, effective January 1, 2015, to change the Plan’s automatic enrollment percentage to equal the percentage level for the Matching Contributions under the Plan; and

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board or its delegate, to make amendments to the Plan.

NOW, THEREFORE, Section 4.1(c)(i) of the Plan is hereby, amended, effective as of January 1, 2015, as follows:

(c)(i) The Committee shall prescribe procedures to implement automatic enrollment elections, pursuant to which an Eligible Employee or, if limited to newly hired Eligible Employees as determined by the Committee, shall be deemed to have elected to defer a percentage of his or her Compensation equal to the percentage of his or her Compensation that the Company contributes as a Matching Contribution under Section 5.3 of the Plan. The Eligible Employee will also be deemed to have such deferred amount contributed directly by the Company to the Plan as Before Tax Deposits if such Eligible Employee fails to change or terminate the automatic election for any Plan Year within the time period prescribed by the Committee (or, in the case of newly hired Eligible Employee, he or she fails to change or terminate the automatic election within 30 days of his or her hire date). An automatic election under this subparagraph (i) shall be effective as of the first pay period of the Plan Year (or, in the case of a newly hired Eligible Employee, the first pay period following the 30-day period beginning on his or her date of hire) and shall remain in effect until superseded by a subsequent election by the Eligible Employee.

IN WITNESS WHEREOF, the Company has caused this Amendment to the Allergan, Inc. Savings and Investment Plan (Restated January 1, 2014) to be executed by its duly authorized officer as of the date set forth below.

Date: February 26, 2015

Allergan, Inc.

Scott D. Sherman
Executive Vice President, Human Resources